FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Eckert III Alfred C.(1)	2. Issuer Name and Ticker or Trading Symbol Moore Corporation Limited (MCL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Moore Corporation Limited One Canterbury Green, 6th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/24/2003
(Street) Stamford, CT 06901		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares	04/23/2003		A		2,500	A	$10.63	37,500	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Greenwich Street Capital Partners II, L.P. ("GSCP II") is the direct beneficial owner of 5,263,158 shares of Common Stock. GSCP Offshore Fund, L.P. ("Offshore Fund") is the direct beneficial owner of 243,916 shares of Common Stock. Greenwich Fund, L.P. ("Greenwich Fund I") is the direct beneficial owner of 396,315 shares of Common Stock. Greenwich Street Employees Fund, L.P. ("Employees Fund") is the direct beneficial owner of 698,445 shares of Common Stock. TRV Executive Fund, L.P. ("Executive Fund") is the direct beneficial owner of 57,663 shares of Common Stock. In the aggregate, GSCP II, Offshore Fund, Greenwich Fund I, Employees Fund, and Executive Fund (collectively the "Greenwich Street Funds") directly beneficially own 6,659,497 shares of Common Stock. Alfred C. Eckert III may be deemed to beneficially own such securities indirectly in his capacity as (a) a managing member of Greenwich Street Investments II, L.L.C., which is the general partner of each of the Greenwich Street Funds, (b) an executive officer of GSCP (NJ), L.P. ("Funds Manager"), which is the manager of the Greenwich Street Funds, and (c) an executive officer of GSCP (NJ), L.P., which is the general partner of Funds Manager. Nothing in this Form 4 shall be construed as an admission that Mr. Eckert is, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Securities Act"), or otherwise, the beneficial owner of any securities reported on this Form 4 in which he does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

By: /s/ Theodore J. Theophilos By Limited Power of Attorney **Signature of Reporting Person	April 24, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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